SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1
                             AMENDMENT NO. 1 TO THE
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES III, LTD.
                            (Name of Subject Company)

                                    ORIG, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                  July 27, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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


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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): ORIG, LLC ("ORIG")

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         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
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         3)       SEC Use Only
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         4)       Sources of Funds (See Instructions): WC
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         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
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         6)       Citizenship or Place of Organization: ORIG, LLC is a  Kentucky
                  limited liability company.
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         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG beneficially owns 1,248 of the limited partnership interests in NTS-Properties III (the "Partnership"). (1)
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         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
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         9)       Percent of Class Represented by Amount in Row 7: 9.4%
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         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------




         (1) ORIG disclaims beneficial ownership of 588 of these Interests consisting of: (i) 546 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) five Interests owned by the General Partner; (iii) seventeen Interests owned by Mr. J.D. Nichols; and (iv) twenty Interests owned by Barbara Nichols, Mr. Nichols' wife. Barbara Nichols is the sole limited partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of the corporate general partner of Ocean Ridge.

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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate Box  if  a  Member  of  a  Group  (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
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         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization:J.D. Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  J. D. Nichols beneficially owns 1,248 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 9.4%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 637 of these Interests, consisting of: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) twenty Interests owned by Barbara Nichols; and (iv) sixty-six, or 10%, of the Interests owned by ORIG.

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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
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         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 1,248 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 9.4%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 1,182 of these Interests, consisting of: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) seventeen Interests owned by Mr. Nichols; (iv) twenty Interests owned by Barbara Nichols; and (v) 594, or 90%, of the Interests owned by ORIG.

                               AMENDMENT NO. 1 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1

                                  INTRODUCTION

         This Amendment No. 1 dated October 26, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 (the "Original Statement") filed with the Securities and Exchange Commission on July 27, 1999 by ORIG, LLC (the "Bidder") regarding an offer of the Bidder and NTS-Properties III, a Georgia limited partnership (the "Partnership" and, collectively with the Bidder, the "Offerors") to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated July 27, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 1,000 Interests at a Purchase Price of $250 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on October 29, 1999. The Partnership notified the Limited Partners of the Offerors' intention to extend the Expiration Date of the Offer to December 8, 1999 with a notice sent to the Limited Partners on October 22, 1999. The Offerors also announced their intention to extend the Expiration Date with a Press Release dated October 25, 1999.

         This Amendment constitutes the first amendment to the Original Statement. This Amendment supplements and amends the Offer to extend the Expiration Date of the Offer to December 8, 1999. The October 25, 1999 Press Release of the Offerors is attached hereto as Exhibit (a)(6), and the Notice which was sent to the Limited Partners by the Partnership on October 22, 1999 is attached hereto as Exhibit (a)(7).

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
-------------------------------------------------------------------------

         The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and it is unlikely that one will develop in the future. Transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General
Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Interests that are tendered to the Bidder will be held by the Bidder. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered, but is conditioned on, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." The Offer will not be consummated, if, in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests, if the purchase of Interests would result in the Interests being owned by fewer than three hundred (300) holders of record.

         The Offerors have agreed that the Partnership will purchase the first 500 Interests tendered during the Offer, and that, if more than 500 Interests are tendered, the Bidder will purchase up to an additional 500 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than 1,000 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or (ii) above, or if the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered on or before the Expiration Date (defined below) for payment on a pro rata basis. In this case, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on December 8, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Bidder, expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Bidder may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(6) Press Release by the Partnership and the Bidder dated October 25, 1999.
         (a)(7) Notice sent by Partnership to Limited Partners dated October 22, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 26, 1999              ORIG, LLC,
                                       a Kentucky limited liability company.

                                       By:/s/ J. D. Nichols
                                          -----------------
                                          J.D. Nichols,
                                          Managing Member


                                    /s/ J. D. Nichols
                                    -----------------
                                    J. D. Nichols, individually



                                    /s/ Brian F. Lavin
                                    ------------------
                                    Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number    Description
------    -----------
(a)(6)    Press Release by the Partnership and the Bidder dated October 25, 1999
(a)(7)    Notice sent by Partnership to Limited Partners dated October 22, 1999

                                                                  EXHIBIT (a)(6)














     Press Release by the Partnership and the Bidder dated October 25, 1999

   NTS-PROPERTIES III ANNOUNCES EXTENTION OF EXPIRATION DATE FOR TENDER OFFER


         Louisville,  Kentucky,  October  25,  1999.  NTS-Properties  III and an
Affiliate   announced  today  that  it  extended  the  expiration  date  of  the outstanding issuer tender that is scheduled to expire October 29, 1999.

         The new expiration date of the offer will be December 8, 1999. The original tender offer to purchase up to 1,000 Limited Partnership Interests at $250.00 per interest commenced on July 27, 1999 and was scheduled to expire October 29, 1999.

         Until December 8, 1999, NTS-Properties III and the Affiliate will accept up to 1,000 Limited Partnership Interests tendered pursuant to the terms and conditions of the Offer at the price of $250.00 per interest.

                                                                  EXHIBIT (a)(7)








    Notice Sent by the Partnership to Limited Partners dated October 22, 1999

NTS-Properties Associates
10172 Linn Station Road
Louisville, KY  40223


                                                              October 22, 1999


Dear NTS-Properties III Investor:

           The expiration date for the Offer to Purchase interests of

                               NTS-Properties III

                     has been extended to December 8, 1999!

The Partnership and the Affiliate have amended their Offer to Purchase, dated June 25, 1999, extending the expiration date to December 8, 1999. Payment for units will be mailed on or about December 15, 1999.

If you have already submitted paperwork to tender your units, no additional paperwork is required. You will automatically receive payment.

The expiration date of December 8, 1999 should allow more than enough time to complete the transactions before the end of the year. Therefore, if you have elected to tender your units, your 1999 Schedule K-1 should be your final K-1.

Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

If you have any questions  regarding  this offer,  please call (800) 387-7454 or
(800) 928-1492, extension 544.





                                       12

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